SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:  29 March 2007

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	D C Forward
David C Forward Assistant Secretary

Date: 29 March 2007

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand, London, WC2N 5EH,

United Kingdom

Update- to 29 March 2007

29.3.07	National Grid close period trading update for
the twelve months ending 31 March 2007

28.3.07	Issue of Debt- EMTN Programme

28.3.07	Publication of Final Terms (two releases)

21.3.07	Issue of Debt- EMTN Programme

20.3.07	Publication of Final Terms

19.3.07	Issue of Debt- EMTN Programme

19.3.07	Fidelity interest confirmed above 4%

16.3.07	Publication of Final Terms

8.3.07	Directors Interests - Share Incentive Plan - monthly update
----------------------------------

Note:

NG has continued its share repurchase programme. Annexed are further announcements made on 1,2,5,6,8,9,12,13,14,15,16,20,21,22 and 23 March 2007, in respect of repurchases on each preceding business day.

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand

London

WC2N 5EH

United Kingdom

Update- to 29 March 2007

National Grid plc (NG)

8th March 2007

(Notification of Directors’ Interests, pursuant to Section 324(2) of the Companies Act 1985)

-----------------------------------------------------------------------------------------------------

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 33,366 NG ordinary shares under the scheme was confirmed by the Trustee, on the shares having been purchased in the market, yesterday, at a price of 756.5 pence per share, on behalf of some 2,700 participants.

The following executive Directors of NG are beneficiaries of the number of shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	17 Ordinary Shares
Steven Holliday	17 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	535,270 Ordinary Shares Nil- B shares - unchanged
Mark Fairbairn	245,463 Ordinary Shares B Shares- 6,132- unchanged

Contact: D C Forward, Assistant Secretary (0207 004 3226)

National Grid PLC

16 March 2007

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to the National Grid plc’s issue of EUR 100,000,000 3.25 per cent. Instruments due 2009 under the National Grid plc / National Grid Electricity Transmission plc Euro 12,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1403t_-2007-3-16.pdf

For further information, please contact

Andrew Kluth

Assistant Treasurer

National Grid plc

1-3 Strand, London WC2N 5EH

Tel:	+44 20 7004 3365
Fax:	+44 20 7004 3363

Clive Hawkins

Media Relations

National Grid plc

1-3 Strand, London WC2N 5EH

Tel:	+44 20 7004 3147
Fax:	+44 20 7004 3167

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus for the National Grid plc / National Grid Electricity Transmission plc Euro 12,000,000,000 Euro Medium Term Note Programme dated 11 August 2006) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

19 March 2007

National Grid plc (‘NG.’)

Notification of Interest in NG. Ordinary Shares;

Pursuant to Sections 198-202 of The Companies Act 1985.

National Grid plc has today received notification from Fidelity (Fidelity International Limited and various subsidiaries, with 71,002,588 shares, representing 2.62% of NG’s issued share capital; and FMR Corp, with 11,803,275 shares, representing a further 0.43%) of a total 3.06% interest as of 15 March 2007.

This is a First Notification under the DTR Sourcebook (Fidelity having previously notified a total of 3.04% as at 18 October 2006).

This notice is given in fulfilment of National Grid plc’s obligation under DTR 5.8.12.

National Grid plc

EURO MEDIUM TERM NOTE PROGRAMME

National Grid plc announces that it has today issued EUR 100,000,000 3.25 per cent. Instruments due 2009 Series No 45, as part of the National Grid plc and National Grid Electricity Transmission plc Euro 12,000,000,000 Euro Medium Term Note Programme.

19 March 2007

Contact

Media

Clive Hawkins	020 7004 3147

Investors

Andrew Kluth	020 7004 3365

National Grid PLC

20 March 2007

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to National Grid plc’s issue of EUR 250,000,000 4.125 per cent. Instruments due 2013 under the National Grid plc / National Grid Electricity Transmission plc Euro 12,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3480t_-2007-3-20.pdf

For further information, please contact

Andrew Kluth

Assistant Treasurer

National Grid plc

1-3 Strand, London WC2N 5EH

Tel:	+44 20 7004 3365
Fax:	+44 20 7004 3363

Clive Hawkins

Media Relations

National Grid plc

1-3 Strand, London WC2N 5EH

Tel:	+44 20 7004 3147
Fax:	+44 20 7004 3167

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus for the National Grid plc / National Grid Electricity Transmission plc Euro 12,000,000,000 Euro Medium Term Note Programme dated 11 August 2006) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

National Grid plc

EURO MEDIUM TERM NOTE PROGRAMME

National Grid plc announces that it has today issued EUR 250,000,000 4.125 per cent Instruments due 2013, Series No 25 Tranche 2, as part of the National Grid plc / National Grid Electricity Transmission plc EUR 12,000,000,000 Euro Medium Term Note Programme.

21 March 2007

Contact

Media

Clive Hawkins	020 7004 3147

Investors

Andrew Kluth	020 7004 3365

National Grid PLC

28 March 2007

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to National Grid plc’s issue of GBP 50,000,000 5.25 per cent. Instruments due 2011 under the National Grid plc / National Grid Electricity Transmission plc Euro 12,000,000,000 Euro Medium Term Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9169t_-2007-3-28.pdf

For further information, please contact

Andrew Kluth

Assistant Treasurer

National Grid plc

1-3 Strand

London WC2N 5EH

Tel:	+44 20 7004 3365
Fax:	+44 20 7004 3363

Clive Hawkins

Media Relations

National Grid plc

1-3 Strand

London WC2N 5EH

Tel:	+44 20 7004 3147
Fax:	+44 20 7004 3167

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus for the National Grid plc / National Grid Electricity Transmission plc Euro 12,000,000,000 Euro Medium Term Note Programme dated 11 August 2006) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

National Grid PLC

28 March 2007

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to National Grid plc’s issue of EUR 50,000,000 4.255 per cent. Instruments due 2008 under the National Grid plc / National Grid Electricity Transmission plc Euro 12,000,000,000 Euro Medium Term Note Programme.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8737t_-2007-3-28.pdf

For further information, please contact:

Andrew Kluth

Assistant Treasurer

National Grid plc

1-3 Strand, London WC2N 5EH

Tel:	+44 20 7004 3365
Fax:	+44 20 7004 3363

Clive Hawkins

Media Relations

National Grid plc

1-3 Strand, London WC2N 5EH

Tel:	+44 20 7004 3147
Fax:	+44 20 7004 3167

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus for the National Grid plc / National Grid Electricity Transmission plc Euro 12,000,000,000 Euro Medium Term Note Programme dated 11 August 2006) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

National Grid plc

EURO MEDIUM TERM NOTE PROGRAMME

National Grid plc announces that it has today issued EUR 50,000,000 4.255 per cent Instruments due 2008, Series No 46 as part of the National Grid plc / National Grid Electricity Transmission plc EUR 12,000,000,000 Euro Medium Term Note Programme.

28 March 2007

Contact

Media

Clive Hawkins	020 7004 3147

Investors

Andrew Kluth	020 7004 3365

Embargoed until 7:00am 29 March 2007

National Grid close period trading update for

the twelve months ending 31 March 2007

Continued growth

National Grid plc is today issuing its close period trading update ahead of announcing its preliminary results on Thursday 17 May 2007.

We expect operating profit* to be ahead of last year (on a constant currency basis) with growth in earnings per share.*

We anticipate higher revenues, principally driven by higher allowed revenues in electricity transmission in the UK and recovery from the New York deferral account. These benefits are expected to be partially offset by the impacts of timing, including an under-recovery of revenue in UK transmission, under-recovery of revenue in UK gas distribution due to the warm winter, and higher storm costs in the US. Weather in the US is closer to the seasonal norm this year and so is expected to result in lower electricity distribution revenue. We also anticipate higher controllable operating costs mainly driven by increased workload in the UK and US.

With lower financing costs and an expected effective tax rate of around 32%, we anticipate earnings to be ahead of last year.*

We have completed our share buy back programme relating to this year’s US stranded assets cash flows. The weighted average number of shares for the year will be around 2,719 million.

We forecast capital expenditure of around £2.3billion** for the year and expect closing net debt of around £11.8 billion, excluding certain mark-to-market effects.

At our preliminary results on 17 May, we will report against our new lines of business for Transmission, Gas Distribution, Electricity Distribution, and Non-regulated businesses and other. Presented below are National Grid’s 2005/06 results in accordance with the new lines of business.

Lines of Business	Operating profit* (£m) 2005/06
Transmission	971
Gas Distribution	530
Electricity Distribution - excluding US stranded costs	317
Non-regulated businesses and other*	150
Total operating profit – excluding US stranded costs	1,968
US stranded cost recoveries	489
Total operating profit	2,457

* Results are measured on a Business Performance basis. Business Performance results are the primary financial performance measures that we use, being the results for continuing operations before exceptional items and remeasurements. Remeasurements are non-cash movements in the carrying value of financial instruments and of certain commodity contracts that arise from changes in mark-to-market values or in exchange rates and are reflected in the income statement to the extent that hedge accounting is not achieved or is not fully effective. Following our announcement on 16 November 2006 of our intent to exit our Wireless Infrastructure and Basslink businesses we have, for the purposes of this statement, excluded these businesses from business performance

**Excluding investment in Wireless and Basslink

Contacts

Investors

David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322 (m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321 (m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902 (m)

Media

Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173 (m)

Brunswick
Paul Scott	+44 (0)20 7396 5333	+44 (0)7974 982333(m)

Cautionary statement

This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to our financial condition, our results of operations and businesses, strategy, plans and objectives. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “may”, “will”, “continue”, “project” and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of our future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals and contractual consents, including those required to complete the proposed acquisition of KeySpan when or as planned, unseasonable weather affecting the demand for electricity and gas, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards and technological developments. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to integrate the businesses relating to announced acquisitions with our existing business to realise the expected synergies from such integration, the availability of new acquisition opportunities and the timing and success of future acquisition opportunities, the timing and success or other impact of any sale or exit by us from a business or sector, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, the failure to retain key management, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of our pension schemes and the regulatory treatment of pension costs, and any adverse consequences arising from outages on or otherwise affecting energy networks, including gas pipelines, which we own or operate. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see our filings with and submissions to the US Securities and Exchange Commission (the “SEC”) (and in particular the “Risk Factors” and “Operating and Financial Review” sections in our most recent Annual Report on Form 20-F). Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements. The effects of these factors are difficult to predict. New factors emerge from time to time and we cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

National Grid plc

1 March 2007

National Grid plc announces that on 28 February 2007 it purchased for cancellation 800,000 of its ordinary shares at a price of 769.9823 pence per share.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,707,782,769.

National Grid plc

2 March 2007

National Grid plc announces that on 01 March 2007 it purchased for cancellation 700,000 of its ordinary shares at a price of 756.5400 pence per share.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,707,082,769.

National Grid plc

5th March 2007

National Grid plc announces that on 02 March 2007 it purchased for cancellation 100,000 of its ordinary shares at a price of 750.1316 pence per share.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,706,982,769.

National Grid plc

6th March 2007

National Grid plc announces that on 05 March 2007 it purchased for cancellation 350,000 of its ordinary shares at a price of 747.7303 pence per share.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,706,632,769.

National Grid plc

8th March 2007

National Grid plc announces that on 07 March 2007 it purchased for cancellation 400,000 of its ordinary shares at a price of 756.6297 pence per share.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,706,232,769.

National Grid plc

9th March 2007

National Grid plc announces that on 08 March 2007 it purchased for cancellation 350,000 of its ordinary shares at a price of 765.0475 pence per share.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,705,882,769.

National Grid plc

Monday 12th March 2007

National Grid plc announces that on 09 March 2007 it purchased for cancellation 500,000 of its ordinary shares at a price of 770.9210 pence per share.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,705,382,769.

National Grid plc

13th March 2007

National Grid plc announces that on 12 March 2007 it purchased for cancellation 700,000 of its ordinary shares at a price of 770.1387 pence per share.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,704,682,769.

National Grid plc

14th March 2007

National Grid plc announces that on 13 March 2007 it purchased for cancellation 700,000 of its ordinary shares at a price of 766.6280 pence per share.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,703,999,779.

National Grid plc

15th March 2007

National Grid plc announces that on 14 March 2007 it purchased for cancellation 700,000 of its ordinary shares at a price of 756.0395 pence per share.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,703,299,750.

National Grid plc

16th March 2007

National Grid plc announces that on 15 March 2007 it purchased for cancellation 225,000 of its ordinary shares at a price of 750.8357 pence per share.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,703,108,562.

National Grid plc

20th March 2007

National Grid plc announces that on 19 March 2007 it purchased for cancellation 380,000 of its ordinary shares at a price of 762.6561 pence per share.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,702,728,562.

National Grid plc

21st March 2007

National Grid plc announces that on 20 March 2007 it purchased for cancellation 500,000 of its ordinary shares at a price of 769.2049 pence per share.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,702,228,562.

National Grid plc

22nd March 2007

National Grid plc announces that on 21 March 2007 it purchased for cancellation 500,000 of its ordinary shares at a price of 782.7319 pence per share.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,701,728,562.

National Grid plc

23rd March 2007

National Grid plc announces that on 22 March 2007 it purchased for cancellation 700,000 of its ordinary shares at a price of 785.2829 pence per share.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,701,028,562.